SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule TO
(Rule 14d-100)
(AMENDMENT NO. 12)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

Ribapharm Inc.
(Name of Subject Company (Issuer))

Rx Acquisition Corporation
a wholly owned subsidiary of
ICN Pharmaceuticals, Inc.
(Name of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

762537108
(CUSIP Number of Class of Securities)

Gregory Keever, Esq.
Executive Vice President and Special Counsel to the Chairman
ICN Pharmaceuticals, Inc.
3300 Hyland Avenue
Costa Mesa, California 92626
(714) 545-0100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Persons)

with a copy to:
Stephen F. Arcano, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$167,443,937	$13,546.22

* Estimated for purposes of calculating the amount of the filing fee only. This calculation assumes the purchase of all outstanding shares (the “Shares”) of common stock, par value $.01 per share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share, net to the seller in cash. According to the “Solicitation/Recommendation Statement” on Schedule 14D-9 filed by the Company on June 23, 2003 with the Securities and Exchange Commission, as of June 20, 2003, there were 150,000,703 Shares outstanding, of which 120,100,000 Shares are owned by ICN. As a result, this calculation assumes the purchase of 29,900,703 Shares.

** The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 11 issued by the Securities and Exchange Commission on February 21, 2003. Such fee equals .00809 percent of the value of the transaction.

[X]	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

1.	Amount Previously Paid: $13,545.90 Form or Registration No.: Schedule TO-T Filing Party: ICN Pharmaceuticals, Inc. Date Filed: June 10, 2003	2.	Amount Previously Paid: $.32 Form or Registration No.: Schedule TO-T/A Filing Party: ICN Pharmaceuticals, Inc. Date Filed: July 22, 2003

[   ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
[X] third-party tender offer subject to Rule 14d-1.
[   ] issuer tender offer subject to Rule 13e-4.
[X] going-private transaction subject to Rule 13e-3.
[   ] amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: [   ]

Item 4. Terms of the Transaction.
Item 11. Additional Information.
Item 16. Exhibits.
SIGNATURES
INDEX TO EXHIBITS
PRESS RELEASE
AGREEMENT: RIBAPHARM AND RX ACQUISITION

     This Amendment No. 12 amends and supplements the Tender Offer Statement and Rule 13e-3 Transaction Statement filed under cover of Schedule TO with the Securities and Exchange Commission on June 10, 2003 by ICN Pharmaceuticals, Inc., a Delaware corporation (“ICN”), relating to the Offer (as defined below) to purchase all outstanding shares (the “Shares”) of common stock, par value $.01 per Share, of Ribapharm Inc., a Delaware corporation (the “Company”), not owned by ICN or its subsidiaries, at a purchase price of $5.60 per Share (the “Offer Price”), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 10, 2003 (as amended, the “Offer to Purchase”), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the “Offer”).

Item 4.  Terms of the Transaction.

     Section (a) of Item 4 is hereby amended and supplemented as follows: The price per Share to be paid pursuant to the Offer is being increased from $5.60 per Share to $6.25 per Share (the “Amended Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions to be set forth in a Supplement to the Offer to Purchase and in a related revised Letter of Transmittal, copies of which will be distributed promptly to stockholders of the Company.

     The Offer is extended to, and is scheduled to expire at, 5:00 p.m., New York City time, on Tuesday, August 19, 2003.

Item 11.  Additional Information.

     Section (b) of Item 11 is hereby amended and supplemented as follows: On July 31, 2003, the board of directors of ICN (the “ICN Board”) met to receive an update on the status of the Offer. Also present were representatives of Goldman, Sachs & Co., financial advisor to ICN, and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden Arps”), counsel to ICN. The ICN Board determined that if an adequate number of Shares were tendered and not withdrawn in the Offer as of 5:00 p.m., New York City time, on Friday, August 1, 2003, then management of ICN should explore the circumstances under which the Company would be willing to amend its stockholder rights plan (the “Rights Plan”) to make it inapplicable to the Offer and the Merger (as defined in the Offer to Purchase), or to redeem the rights (the “Rights”) thereunder. The ICN Board indicated that while an increase in the Offer Price might be necessary to obtain such an amendment, it was not prepared to authorize an increased offer price in excess of $6.00 per Share. During the ensuing weekend, representatives of ICN and Goldman, Sachs & Co. discussed with representatives of the Company and Morgan Stanley & Co. Incorporated, financial advisor to the Company, the possibility of amending the Rights Plan or redeeming the Rights. The Company’s representatives stated that no such amendment or redemption would be made unless ICN increased the Offer Price to $6.25 per Share and increased the Minimum Condition (as defined in the Offer to Purchase) to require the tender of 66 2/3% of the Shares not owned by ICN or its affiliates.

     A meeting of the special committee of the ICN Board (the “Special Committee”) was held on August 3, 2003. Also present were representatives of Goldman, Sachs & Co. and Skadden Arps. The Special Committee authorized the management of ICN to agree to the Company’s requirements as to the Amended Offer Price and an increase in the Minimum Condition of the Offer to 66 2/3% of the Shares not owned by ICN or its affiliates, and to extend the expiration date of the Offer until 5:00 p.m., New York City time, on Tuesday, August 19, 2003. On August 4, 2003, ICN, Rx Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of ICN, and the Company entered into an agreement (the “Agreement”) reflecting, among other things, the Amended Offer Price, the revised Minimum Condition and the amendment to the Rights Plan.

     The full text of (i) a press release issued by ICN announcing the Amended Offer Price and the Agreement and (ii) the Agreement are filed herewith as Exhibits (a)(1)(xvi) and (d)(xvi), respectively, and are incorporated herein by reference.

Item 16. Exhibits.

(a)(1)(xvi)	Press release issued by ICN on August 4, 2003.

(d)(xvi)	Agreement, dated August 4, 2003, by and among Ribapharm, ICN and Rx Acquisition.

SIGNATURES

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RX ACQUISITION CORPORATION

	By:	/s/ Bary G. Bailey

Name: Bary G. Bailey Title: Vice President and Treasurer

ICN PHARMACEUTICALS, INC.

	By:	/s/ Timothy C. Tyson

Name: Timothy C. Tyson Title: President and Chief Operating Officer
Date: August 4, 2003

INDEX TO EXHIBITS

(a)(1)(xvi)	Press release issued by ICN on August 4, 2003.

(d)(xvi)	Agreement, dated August 4, 2003, by and among Ribapharm, ICN and Rx Acquisition.